WilmerHale
Elizabeth P. Black
+1 617 526 6307(t)
+1 617 526 5000(f)
elizabethblack@wilmerhale.com
September 2, 2009
BY EDGAR SUBMISSION AND FAX
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Dana Hartz, Staff Accountant

Re:	The Medicines Company Form 10-K for the Fiscal Year Ended December 31, 2008 File Number: 000-31191
Dear Ms. Hartz:
I am writing to advise the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that The Medicines Company (the “Company”) has received the Staff’s letter dated August 19, 2009 (the “Comment Letter”), regarding the Commission’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2008.
Pursuant to our exchange of voice messages in the last few days regarding the Company’s request for additional time to respond to the Comment Letter and your acceptance of such request, this letter hereby confirms that the Company intends to submit its response to the Comment Letter to the Staff on or before September 16, 2009.
Thank you for your consideration in this matter. Please feel free to contact me at the above number if you have any questions.
Sincerely,
/s/ Elizabeth Black
Elizabeth Black
cc:     Stephen Rodin
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
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